Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

05011818

BAA

03 October 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

RECEIVED
OCT 11 2005
SEC MAIL PROCESSING SECTION
WASH, DC 185

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

PROCESSED
OCT 19 2005
THOMSON
FINANCIAL

Sarah Hunter
Head of Investor Relations

de 10/19

To: Sarah Hunter
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 3 October 2005

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

News release

For immediate release

3 October 2005

BAA announces senior management appointments and board changes

BAA, the world's leading airport company, today announced senior management succession, which will take place over the coming year following the planned retirement of two BAA directors.

Janis Kong, Executive Chairman of Heathrow Airport, is to retire from the company on 1 March 2006 and Mike Toms, Director of Planning and Regulatory Affairs, has indicated his intention to leave the Group in autumn 2006.

Mrs Kong's successor will be Mick Temple, currently Managing Director of Heathrow Airport. As Divisional Director of Heathrow, Mr Temple will take responsibility for Heathrow Airport and Heathrow Express. On 1 March 2006 he will join the BAA Executive Committee and be appointed to the BAA plc Board. He will also take on other aspects of Janis Kong's role, including chairmanship of BAA's Corporate Responsibility Board.

Mr Temple's successor as Managing Director of Heathrow is Tony Douglas, currently Managing Director of Terminal 5, which is due to open in March 2008. Mr Douglas will retain his responsibilities for the construction of T5, which is now 66 per cent complete, on budget and ahead of schedule. He will lead the work to integrate T5 into the Heathrow operation, alongside executing an ambitious makeover of Heathrow's older terminals. Tony Douglas is already a member of the BAA Executive Committee.

Janis Kong's responsibility for BAA's relationships with airlines will be taken over by Duncan Garrood, BAA's Divisional Director responsible for Gatwick, Stansted, international operations and marketing.

Mike Toms's responsibilities are to be divided. His planning role will be taken over in stages by Donal Dowds, currently Divisional Managing Director of BAA Scotland. Mr Dowds will take charge of airport planning from 1 January 2006 and later in the year will also assume responsibility for the Stansted G2 second runway project.

From January, Mr Dowds will be based in London, but will retain his Executive Committee responsibilities for Scotland, supporting a Scottish team led by Stephen Baxter, currently Managing Director of Glasgow Airport. Mr Baxter takes on the new role of Managing Director, BAA Scotland, with overall responsibility for Glasgow, Edinburgh and Aberdeen airports. Mr Dowds will retain his position as Chairman of BAA USA.

In the next year, Mike Toms will focus on leading BAA's conduct of the price review currently being conducted by the Civil Aviation Authority and which is due to conclude in 2008. A search has already commenced to identify the right individual to lead BAA's regulatory team following Mr Toms's retirement, with a view to ensuring a smooth transfer of responsibilities in the course of 2006.

Mike Clasper, BAA's Chief Executive, said: "Janis and Mike have both delivered outstanding service to BAA and its shareholders. Between them, they have worked for the company for almost 60 years and we owe them a great debt. The appointments of Mick, Tony, Donal and Stephen indicate the depth of management quality within the company and I am confident that they will help lead the business to new heights."

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: Mark Mann, BAA plc
Tel +44 (0)20 7932 6609

City enquiries: Duncan Bonfield, BAA plc
Tel +44 (0)20 7932 6831

Notes to Editors

Janis Kong, 54, joined the then British Airports Authority in 1973 and has served in a wide array of positions, including Managing Director, Gatwick. She was awarded an OBE in 2002 for services to transport and regional development in south-east England. She is a non-executive director of Portmeirion Holdings. Following her retirement from BAA, she plans to take up a number of other business opportunities.

Mike Toms, 52, joined BAA in 1980 and was appointed Director of Planning and Regulatory Affairs in 2001. He is a non-executive director of the Viridian group. Following his retirement from BAA, Mike plans to pursue other business opportunities.

Mick Temple, 51, has been Managing Director of Heathrow since 2001. He joined BAA in 1998 as Heathrow's Operations Development Director. Prior to joining BAA, Mick's career was in the oil industry. A chemical engineer, he worked for Esso UK in a variety of downstream activities, before spending several years overseas with Exxon's oil and gas exploration division.

Tony Douglas, 42, joined BAA in 1998 and was appointed Managing Director of Terminal 5 in 2003. Prior to that he was BAA's Technical Director. Before joining BAA in 1998, Mr Douglas had spells as Group Manufacturing and Logistics Director at Kenwood plc and as BAe's Manufacturing Director of Regional Jets.

Donal Dowds, 53, joined BAA in 1979. He is also a member of the Secretary of State for Scotland's Commission on Boundary Differences and Voting Systems and a member of the board of VisitScotland and the Scottish Council for Development and Industry.

Stephen Baxter, 40, joined BAA as Managing Director of Glasgow Airport in 2002. Prior to that he held senior positions with Black and Decker, the power tools company.